FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 31, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: June 1, 2011

Exhibit 99.1

iSoftStone Provides Statements of Cash Flows and Details of Bank Balances Supplementary to its First Quarter 2011 Earnings Release dated May 13, 2011

BEIJING, China, May 31, 2011 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (NYSE: ISS) (“iSoftStone” or the “company”), a leading China-based IT services provider, today provided additional disclosure information to its quarterly earnings results announced on May 13, 2011, including unaudited statements of cash flows for the quarters ended March 31, 2010 and 2011, and unaudited bank account details as of December 31, 2010 and March 31, 2011 in response to the recent increasing concerns about financial integrity and soundness of corporate governance practices of U.S. listed Chinese companies after one China-based IT service company has been alleged to have committed fraudulent acts.

Mr. Xiaosong (Jonathan) Zhang, iSoftStone’s Chief Financial Officer, said, “iSoftStone operates a global business portfolio and business base with 19 sales and delivery centers worldwide of which 13 are located in China. Therefore, we have various bank accounts with local Chinese commercial banks to facilitate our operational activities relating to payments for payroll, reimbursements, purchases, and taxes in each city where we conduct our business. We manage almost all treasury related activities centrally at our headquarters through e-banking systems with these commercial banks. In our daily operation, we have clearly defined authorization procedures for payment approvals with limits for each level of approval and segregation of duties in access to these e-banking systems and check books. Senior management monitors the cash positions through detailed cash reports on the weekly basis, and the e-banking systems allow us to validate the account balances and promptly investigate transaction details of any suspicious activities identified.”

“To increase investors’ sustained visibility of our quarterly changes in cash, we will provide statements of cash flows in our future quarterly earnings news releases, which we also furnish to the Securities and Exchange Commission on Form 6-K.

Mr. Tianwen Liu, Chairman and CEO of iSoftStone, said, “Long before becoming a public company, we adopted the bulk of our corporate governance practices that are in place today, and we will continue to strive to meet the highest standards in corporate governance in the future. We thoroughly understand the meaning of “creditability” in market and will continue to adhere to the principles of financial integrity and transparency. It is unfortunate that an isolated case of alleged fraud and subsequent bad judgment happened in the IT sector, which has affected all IT companies in the past few weeks. Fraud is possible anywhere, in any industry. At iSoftStone, we are taking the very best actions possible to prevent and defeat fraudulent activities. Despite these near-term concerns, we are continuing on our long-term plan by moving ahead to capitalize on the market opportunities available to us, by focusing on our established strategies to grow our business, and by achieving our short-term and long-term goals.”

iSoftStone Holdings Limited

Cash and Cash Equivalents List (Unaudited)

(US Dollars in thousands)

	December 31, 2010(1)	March 31, 2011(2)
Bank Accounts in the United States
Bank of America, Boston, Massachusetts	473	473
Citizens Bank, Waltham, Massachusetts	518	391
JPMorgan Chase Bank, New York	—	465
Wells Fargo, Kirkland, Washington	2,077	1,099

	3,068	2,428

Bank Accounts in China
Agricultural Bank of China, Tianjin	82	14
Agricultural Bank of China, Wuxi	379	515
Bank of East Asia, Tianjin	30	52
Bank of Beijing, Beijing	17	17
Bank of China, Beijing	33	34
Bank of China, Guangzhou	98	62
Bank of Communications, Qingdao	443	79
Bank of Communications, Offshore Account	60,930	47,298
Bank of Communications, Wuxi	72	388
Bank of Dalian, Beijing	8	8
China Construction Bank, Shanghai	3	1
China Guangfa Bank, Wuxi	11,380	11,470
China Merchants Bank, Beijing	8,046	4,179
China Merchants Bank, Changsha	19	51
China Merchants Bank, Chengdu	—	2,006
China Merchants Bank, Dalian	183	69
China Merchants Bank, Guangzhou	605	311
China Merchants Bank, Hangzhou	833	53
China Merchants Bank, Nanjing	467	572
China Merchants Bank, Shanghai	112	136
China Merchants Bank, Offshore Account	60,307	23,274
China Merchants Bank, Tianjin	7,290	7,070
China Merchants Bank, Wuhan	154	138
China Merchants Bank, Wuxi	6,709	323
China Merchants Bank, Xi’an	43	7,983
China Construction Bank, Beijing	419	—
Huaxia Bank, Beijing	299	6
Huaxia Bank, Guangzhou	888	170
Industrial and Commercial Bank of China, Shanghai	1,643	26
Industrial and Commercial Bank of China, Wuxi	3,000	3,208
Industrial Bank, Chengdu	1,515	—
Shanghai Pudong Development Bank, Shanghai	403	619
Shanghai Pudong Development Bank, Tianjin	2,295	2,289
Shanghai Pudong Development Bank, Wuxi	5,707	776
Shenzhen Development Bank, Beijing	—	41,617
Standard Chartered Bank, Beijing	518	241
Standard Chartered Bank, Offshore Account	517	—

	175,447	155,055

Bank Accounts in Taiwan
The Hong Kong and Shanghai Banking Corporation, Taipei	321	217

Bank Accounts in Hong Kong
The Hong Kong and Shanghai Banking Corporation, Hong Kong	202	1,118

Bank Accounts in Japan
Bank of Fukuoka, Ltd, Fukuoka	35	239
Bank of Tokyo-Mitsubishi UFJ, Ltd, Hiroshima	133	66
Bank of Tokyo-Mitsubishi UFJ, Ltd, Tokyo	1,051	1,259
Mizuho Bank, Ltd, Tokyo	405	290
Nishi-Nippon City Bank, Ltd, Fukuoka	383	556

	2,007	2,410

Bank Accounts in Korea
Shinhan bank, Seoul	13	13

Cash on hand	22	33

Total	181,080	161,274

Notes:

(1).	Amounts not held in U.S. dollars have been translated using the relevant exchange rates as of December 31, 2010.
(2).	Amounts not held in U.S. dollars have been translated using the relevant exchange rates as of March 31, 2011.

iSoftStone Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(US Dollars in thousands)

	Three-month periods ended March 31,
	2010	2011
Cash flows from operating activities
Net income	788	5,151
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	689	2,550
Depreciation of property and equipment	1,093	1,420
Amortization of intangible assets	364	638
Provision of allowance for doubtful accounts	968	450
Loss on equity method investments	—	92
Loss on disposal of property and equipment	65	60
Changes in fair value for contingent consideration	(314)	58
Changes in fair value of convertible notes derivatives	317	(2,832)
Imputed interest expense in connection with convertible notes	715	654
Changes in operating assets and liabilities:
Accounts receivable	(18,014)	(13,891)
Other assets	(1,620)	(3,331)
Accounts payable	371	(3,965)
Other liabilities	2,599	(4,678)

Net cash used in operating activities	(11,979)	(17,624)

Cash flows from investing activities
Purchase of property and equipment	(2,422)	(1,791)
Deferred and contingent consideration paid for business acquisitions	(161)	(76)
Restricted cash	49	1,823

Net cash used in investing activities	(2,534)	(44)

Cash flows from financing activities
Payment of offering cost in connection with the issuance of ordinary shares	—	(1,360)
Proceeds from exercise of options	—	538
Proceeds from sale of ordinary shares	—	211
Proceeds from short-term borrowings	1,465	—
Deferred and contingent consideration paid for business acquisitions	—	(1,855)
Payment of short-term borrowings	(8,789)	—

Net cash used in financing activities	(7,324)	(2,466)

Effect of exchange rate changes	(3)	328
Net decrease in cash and cash equivalents	(21,840)	(19,806)

Cash at beginning of period	55,138	181,080
Cash at end of period	33,298	161,274

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our plans to capitalize on market opportunities and our continued focus on existing strategies to grow our business and achieve our targets.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 15 of Form 424(b) that we filed with the U.S. Securities and Exchange Commission on December 14, 2010, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this news release, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86 139 1141 3520

tmyers@christensenir.com

Ms. Kathy Li, +1 480 614 3036

kli@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com